SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
CNPJ nº 33.042.730/0001 -04
NIRE 33300011595

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS

Considering that the Board of Directors of Companhia Siderúrgica Nacional, according to Article 17 – VIII of the Company’s Bylaws and according to Article 204 and its first and second paragraphs of Law # 6,404/76, approved on this date the payment of dividends shareholders referring to results of the period ended in June 30, 2005, in the amount of R$936,814,710.14, corresponding to the payment of R$3.6393 per free-float share, excluding 14,654,500 voting shares held in treasury on this date, and not subject to withholding income tax – IRRF, according to applicable legislation, we inform the shareholders that:

1. Dividends will be available for shareholders domiciled in Brazil starting on February 9, 2006, without monetary adjustments, in their respective banks, according to data provided to the depositary bank, Itaú Corretora de Valores S.A.

2. Shareholders with fiduciary custodies will have their dividends credited in accordance to the procedures adopted by Stock Exchange.

3. Shareholders with no taxpayers registry number (CPF/CNPJ) or with no “Bank/Branch/Account Number” registered will have their dividends credited within three (3) business days as of the regularization of their respective data in Banco Itaú S.A. branches, or through letter addressed to “Superintendência de Serviços a Acionistas da Itaú Corretora de Valores S.A.”, located at Rua Boa Vista, 185 – 6th floor – São Paulo – SP – CEP: 01092-900.

Shareholders services sites: Banco Itaú S.A. branches, with shareholders services departments, during banking hours.

The amount to be paid will be calculated and credited based in the positions of shareholders domiciled in Brazil as of February 1, 2006, and are considered an anticipated payment of the minimum mandatory dividend.

We point out that, as of February 2, 2006, the trading prices of these shares in the Brazilian Stock Exchanges will be ex-dividend.

Rio de Janeiro, January 31, 2006.

Companhia Siderúrgica Nacional
Benjamin Steinbruch
Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.